

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

<u>Via E-mail</u>
David Smith
Chief Financial Officer
Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7

Re: **Agnico Eagle Mines Limited
Form 40-F for the Year Ended December 31, 2014
Filed March 26, 2015
File No. 001-13422**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2014
Exhibit 99.1 – Annual Information Form
Selected Financial Data, page 1

1.   We note your disclosure of selected financial data for years 2010 through 2012 under US GAAP and for years 2013 and 2014 under IFRS. In future filings in which you include selected financial data presented in accordance with US GAAP, please confirm to us that you will include narrative footnote disclosures describing the differences between US GAAP and IFRS and will also caution readers that some of the items presented may not be comparable between US GAAP and IFRS, as applicable. In addition, please confirm that you will not present the US GAAP and IFRS financial data side-by-side.

Exhibit 99.2 – Annual Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Acquisitions
Osisko Mining Corporation, page 25

2.   We note from the purchase price allocation included on page 26 of your financial statements that goodwill of $543,444 was recognized in your financial statements in connection with the joint acquisition of Osisko. Please revise future filings to disclose the amount of this goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in paragraph B64(k) of IFRS 3. Please provide us with your proposed disclosures as part of your response.

Note 17. Equity, page 44

3.   We note that the numerators used in calculating your basic and diluted earnings per share for fiscal year 2014 are not the same. Please revise future filings to include a reconciliation of the numerators used in computing your basic and diluted earnings per share as required by paragraph 70(a) of IAS 33. This reconciliation should disclose the individual effects of each class of instruments that affects your earnings per share. Please provide us with your proposed disclosure as part of your response.

Note 29. Transition to IFRS, page 69

4.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your consolidated financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition, to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent the election to rely these mandatory exceptions.

Exhibit 99.3 – Management's Discussion and Analysis
Contractual Obligations, page 19

5.   Please provide us a draft disclosure for future filing describing the nature of your purchase commitments. In addition, we note that your joint arrangement with Yamana is accounted for as joint operation under IFRS 11. Please clarify whether these purchase commitments also include those associated with your joint operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 with questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining